

March 11, 2014

Via E-mail
Carolyn Cheverine
Vice President, General Counsel & Secretary
200 Public Square, Suite 3300
Cleveland, Ohio 44114-2315

Re: Cliffs Natural Resources Inc.
Preliminary Proxy Solicitation material filed on Schedule 14A
DEFA14A filings made on February 14 and 21, and March 7, 2014
File Number: 001-08944

Dear Ms. Cheverine,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending a filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to a filing and any information you provide in response to these comments, we may have additional comments.

DEFA14A filing made on February 14, 2014

1. We noticed the assertion that the Board, as appropriate, is engaged in "exacting accountability." Please provide us with factual accounts in support of this representation.

February 21, 2014 Slide Presentation

2. By suggesting on page 10 that Casablanca's nominees do not have the "right experience" to lead Cliffs, the statement directly impugns the character of Casablanca's nominees within the meaning of Rule 14a-9 by improperly and accordingly indirectly impugning their character. Please remove such references in future filings. In addition, by implying that the election of Casablanca's nominees will not benefit all of Cliffs' shareholders, Cliffs has suggested, without adequate factual foundation, that the election of Casablanca's nominees would negatively impact the value of the shareholders' investment. The statement's emphasis on

Cliffs Natural Resources Inc.
c/o Carolyn Cheverine
March 11, 2014
P a g e | **2**

"ALL" in the phrase "ALL shareholders" implies that the current board of directors is more loyal to the shareholders than would be Casablanca's nominees. Given that all directors, whether nominated by the existing board or by Casablanca, will owe identical fiduciary and other duties to all shareholders, no such reference should be made in future filings.

3. On page 4, and in several other places throughout (e.g., the heading on page 6), reference is made to a "new management team" and a "new CEO and leadership team". Please provide us with the factual foundation used in support of characterizing both the management team and the CEO as "new" while taking into account that only four of Cliffs' directors appear to be relatively recent arrivals to the Board and seven directors have been serving since 2011.

4. We noticed the statement than Mr. Halverson has "[d]emonstrated rigorous capital allocation application through volatile commodity pricing environments." This statement suggests that Mr. Halverson was solely responsible for the capital allocation of the companies at which he was previously employed through periods of volatile commodity pricing. Advise us of the distinct role played by Mr. Halverson (e.g. his specific role as different from the role in such capital allocation of the applicable chief executive officer, chief financial officer and members of the board of directors) with respect to capital allocation at such companies.

5. We also noticed Cliffs' claims that "ACTIONS TAKEN BY CLIFFS' BOARD AND IMPROVED FINANCIAL PERFORMANCE HAVE DIRECTLY IMPACTED THE COMPANY'S VALUATION." Similarly, on page 19, Cliffs claims its "new leadership" is "driving improved results". These statements have been publicly presented as statements of fact, but are actually statements of opinion or belief for which Cliffs has not provided any reasonable factual basis. Given that Cliffs' valuation and financial results can be attributed to various factors, please remove the implication that it may be definitively determined by a single factor such as a Board action. Alternatively, please provide us with the support for the assertions that the Board actions have "directly impacted" Cliffs' stock price or is "driving" improved financial results.

6. On page 22, in the row labeled "Bloom Lake and APIO", the Company claims that "Cliffs does not trade at a discount to its peers". In addition, in the fourth column of the table on page 22 in the row labeled "Dividends", the Company states that "Cliffs' shareholder distribution policy is in line with peers". Advise us why the firms that constitute the peer group(s) with respect to which these statements are made have not been identified. In addition, please advise us whether the first statement is based on historical trading multiples or forward trading multiples (the latter of which would require disclosure of a forecast).

7. Page 22 includes several statements that are presented as statements of fact, but are actually statements of opinion or belief for which Cliffs either does not or cannot provide any reasonable factual basis. These statements include the following:

Cliffs Natural Resources Inc.
c/o Carolyn Cheverine
March 11, 2014
P a g e | **3**

- "Flawed assumptions, ignores dis-synergies"

- "Neglects Cliffs International's need to have financial strength to operate in a volatile pricing environment"

- "Our more thoughtful return of capital policy is consistent with prudent debt levels that is durable through all cycles"

- "Our infrastructure assets give our operations a competitive advantage that we will leverage to drive greater value for investors."

- Casablanca "fails to appreciate complexities including tax implications and commodity volatility" and simultaneously claims that Cliffs "[has] been examining MLP structures since July 2013."

In future filings, please confirm that Cliffs will not characterize statements concerning its opinions or beliefs as statements of fact. In addition, please confirm that the support for any assertions of opinion, belief or fact will be self-evident, disclosed in the proxy soliciting materials, or provided to us on a supplemental basis.

8. A slide has been titled, "MARKET RESPONSES TO CLIFFS' ANNOUNCEMENTS HAVE BEEN STRONG" and the corresponding line graph implies that the market has responded positively to Cliffs' public announcements regarding certain proposals, a reduction in capital expenditures and the appointment of Gary Halverson as Chief Executive Officer. Even if a correlation between Cliffs' share price and such public announcements existed, it appears that such stock price can be attributed to various factors and such a correlation cannot be definitively attributed to those particular "announcements" noted on the graph. In addition, whether any particular market response may be characterized as "strong" is based on a subjective judgment, and therefore is a statement of opinion or belief. The statement referencing "market responses" and the corresponding chart therefore implicated Rule 14a-9 because the assertions are presented as statements of fact but are actually statements of opinion or belief for which Cliffs does not appear able to provide any reasonable factual basis. Please refrain from making such statements in future filings, or advise.

9. Instruction 3 to Item 4 of Schedule 14A defines the term "participants" as used in Rule 14a-12. In future filings, please delete the qualifying language "may be deemed" given that no uncertainty exists as to the participant status of Cliffs directors and executive officers.

Cliffs Natural Resources Inc.
c/o Carolyn Cheverine
March 11, 2014
P a g e | **4**

DEFA14A filing made on March 7, 2014

10. In the next filing made in reliance on Rule 14a-12, and in any proxy statement that may be filed pursuant to Rule 14a-6, please include an explanatory statement that indicates the non-management parties conducting the counter-solicitation are not legally required to pay Cliffs' shareholders a control premium.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions